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Janice Walker
Vice President
Corporate Communications
617.638.2047

Lee Jacobson
Vice President
Investor Relations
617-638-2065

News for Immediate Release

First Marblehead Announces Preliminary
Estimate of Up-front Fees in Upcoming
Securitization

BOSTON, MA, September 17, 2007 – The First Marblehead Corporation (NYSE: FMD) today announced its estimated up-front structural advisory fees in connection with the securitization expected to close on September 20, 2007.  The securitization will be effected in two transactions involving separate purchaser trusts, The National Collegiate Student Loan Trust (NCSLT) 2007-3 and NCSLT 2007-4.  NCSLT 2007-3 will issue approximately $1.464 billion in principal amount of asset-backed securities and acquire private student loans with a principal and accrued interest balance of approximately $1.02 billion. NCSLT 2007-4 will issue approximately $1.464 billion in principal amount of asset-backed securities and acquire private student loans with a principal and accrued interest balance of approximately $1.02 billion.  The two transactions in the aggregate will issue approximately $2.93 billion in principal amount of asset-backed securities and acquire private student loans with a principal and accrued interest balance of approximately $2.04 billion.  Ambac Assurance Corporation is expected to issue a note guaranty insurance policy in conjunction with the notes to be issued by each trust. It is a condition to the issuance of the notes that they be rated in the highest rating category of at least two rating agencies.  The ratings assigned to the offered notes will be issued based on the financial guarantee rating of Ambac Assurance Corporation as the note insurer.

In connection with the transactions, each purchaser trust has filed with the Securities and Exchange Commission a preliminary prospectus supplement providing additional details regarding its issuance of asset-backed securities.

At the closing of the NCSLT 2007-3 securitization, First Marblehead expects to receive up-front structural advisory fees of approximately $88.6 million, or 8.7% of the total private student loan balance securitized.  At the closing of the NCSLT 2007-4 securitization, First Marblehead expects to receive up-front structural advisory fees of approximately $88.5 million, or 8.7% of the total private student loan balance securitized.  For the two transactions together, First Marblehead expects to receive approximately $177.1 million, in up-front structural advisory fees.  These up-front fee estimates are preliminary and subject to change based on a number of factors, including the variance, if any, between the estimated and actual amount of private student loans purchased by the trusts at the time of closing, as well as the pricing of the debt securities to be issued, which has not yet been completed.  First Marblehead expects that the up-front structural advisory fee will comprise more than 55% of total revenues for the transaction.  First Marblehead will announce the discounted present value of its additional structural advisory fees and residual revenue related to the securitization at approximately the time of closing.

The loans to be securitized in the transactions were originated by several different banks under various loan programs that were structured with the assistance of First Marblehead.  NCSLT 2007-3 expects that approximately 81% of the loans to be purchased by it at closing will be “Direct-to-Consumer” loans and that the remaining 19% of the loans to be purchased by it at closing will be “School Channel” loans.  NCSLT 2007-4 expects that approximately 81% of the loans to be purchased by it at closing will be “Direct-to-Consumer” loans and that the remaining 19% of the loans to be purchased by it at closing will be “School Channel” loans.

About The First Marblehead Corporation. First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States.  The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members.  For more information, visit www.firstmarblehead.com.

The National Collegiate Funding LLC has filed a registration statement (including prospectuses) with the SEC for the offerings to which this communication relates.  Before you invest in one or both of the offerings by the trusts, you should read the prospectus in that registration statement related to that offering and other documents that The National Collegiate Funding LLC has filed with the SEC for more complete information about The National Collegiate Funding LLC, the trusts, the securitization transactions, the student loans and the offerings.  You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, The National Collegiate Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you a prospectus if you request it by calling toll-free 1-800-831-9146.

Statements in this press release regarding the planned purchases of private student loans and the related issuances of student loan asset-backed notes, including statements regarding the size, timing, collateral pool composition and structure of the planned transactions, as well as any other statements that are not purely historical, constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on our plans, estimates and expectations as of September 17, 2007.    The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future results, plans, estimates or expectations contemplated by us will be achieved.  You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors, which may cause actual results or performance, including the actual terms of the transactions involving NCSLT 2007-3 and NCLST 2007-4, First Marblehead’s actual revenues or yields from the securitization, or the timing of events, to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include: investor response to the offerings of the asset-backed securities by each of NCSLT 2007-3 and NCSLT 2007-4, including the terms of the notes offered by each trust and the size and structure of the transactions; conditions in the financial markets, including the capital markets generally and the student loan asset-backed securities sector specifically; completion of the pricing of the asset-backed securities offered by each trust; any variance between the actual performance of each trust and the key assumptions we have used to estimate its total securitization revenues, including discount rates, the annual rate of student loan prepayments, interest rate trends over the term of each trust, expected credit losses from the underlying securitized loan portfolio, net of recoveries, and the expected timing of cash flows from each trust's underlying student loan assets; variance between the estimated and actual amount of private student loans available for purchase; satisfaction of closing conditions related to the purchase of private student loans and issuance of student loan asset-backed securities by each trust, and the other factors set forth under the caption "Risk Factors” in the preliminary prospectus supplements filed by The National Collegiate Funding LLC for each trust with the Securities and Exchange Commission on September 17, 2007.  We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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© 2007 First Marblehead